February 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuwellis, Inc. Registration Statement on Form S-1, as amended File No. 333-276562 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 9, 2024, in which we requested the acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for February 12, 2024, at 5:00 p.m. Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions or comments concerning this request to Aaron M. Schleicher, Esq. of Sullivan & Worcester LLP, counsel to the placement agents, at +1 (212) 660 3034.

[Signature Page to Follow]

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Co-President

[Signature Page to Withdrawal of Acceleration Request]